FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2010

Commission File Number: 333-13580

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2010

I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT SEPTEMBER 30, 2010 & 2009

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM JANUARY 01 TO SEPTEMBER 30, 2010 & 2009

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME FROM JULY 01 TO SEPTEMBER 30, 2010 & 2009

FS-08 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-12 DATA PER SHARE - CONSOLIDATED INFORMATION

FS-13 RATIOS - CONSOLIDATED INFORMATION

FS-14 STATE OF CASH FLOW (INDIRECT METHOD)

FS-15 STATE OF CASH FLOW (INDERECT METHOD) - BREAKDOWN OF MAIN CONCEPTS

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3a.- SHARE INVESTMENTS -SUBSIDIARIES-

ANNEX 3b.- SHARE INVESTMENTS -AFFILATES-

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION AND RESULT FROM MONETARY POSITION

ANNEX 8.- DEBT INSTRUMENTS

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11a.- SALES DISTRIBUTION PRODUCT - SALES -

ANNEX 11b.- SALES DISTRIBUTION PRODUCT - FOREIGN SALES -

ANALYSIS OF PAID CAPITAL STOCK

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

COMPLIANCE WITH THE REQUIREMENT ISSUED BY THE COMISION BANCARIA Y DE VALORES (BANKING AND SECURITIES COMMISSION)

GENERAL INFORMATION

BOARD OF DIRECTORS

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT SEPTEMBER 30, 2010 & 2009

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
S		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
s01	TOTAL ASSETS	168,120,087	100	180,097,554	100

s02	CURRENT ASSETS	48,286,753	29	49,562,249	28
s03	CASH AND SHORT-TERM INVESTMENTS	12,048,712	7	7,827,247	4
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	18,357,361	11	18,782,464	10
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	3,787,845	2	3,846,839	2
s06	INVENTORIES	1,464,862	1	1,371,207	1
s07	OTHER CURRENT ASSETS	12,627,973	8	17,734,492	10
s08	LONG - TERM	1,790,774	1	1,702,200	1
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	1,666,984	1	1,577,599	1
s11	OTHER INVESTMENTS	123,790	0	124,601	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	97,963,910	58	107,217,471	60
s13	LAND AND BUILDINGS	0	0	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	407,003,832	242	403,347,280	224
s15	OTHER EQUIPMENT	0	0	0	0
s16	ACCUMULATED DEPRECIATION	309,523,512	184	297,011,064	165
s17	CONSTRUCTIONS IN PROGRESS	483,590	0	881,255	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	2,498,520	1	2,421,843	1
s19	OTHER ASSETS	17,580,130	10	19,193,791	11

s20	TOTAL LIABILITIES	124,116,541	100	136,157,511	100

s21	CURRENT LIABILITIES	29,960,249	24	43,951,766	32
s22	SUPPLIERS	0	0	0	0
s23	BANK LOANS	1,289,478	1	8,017,083	6
s24	STOCK MARKET LOANS	4,500,000	4	15,328,990	11
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	1,987,958	2	1,937,718	1
s26	OTHER CURRENT LIABILITIES	22,182,813	18	18,667,975	14
s27	LONG - TERM LIABILITIES	75,500,424	61	72,039,391	53
s28	BANK LOANS	33,368,996	27	36,857,638	27
s29	STOCK MARKET LOANS	42,131,428	34	35,181,753	26
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	632,232	1	360,684	0
s32	OTHER NON CURRENT LIABILITIES	18,023,636	15	19,805,670	15

s33	CONSOLIDATED STOCKHOLDERS' EQUITY	44,003,546	100	43,940,043	100

s34	NON-CONTROLLING INTEREST	301,967	1	42,136	0
s35	CONTROLLING INTEREST	43,701,579	99	43,897,907	100
s36	CONTRIBUTED CAPITAL	9,019,971	20	9,050,320	21
s79	CAPITAL STOCK (NOMINAL)	9,019,971	20	9,050,320	21
s39	PREMIUM ON SALES OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	CAPITAL INCREASE (DECREASE)	34,681,608	79	34,847,587	79
s42	RETAINED EARNINGS AND CAPITAL RESERVE	33,721,037	77	33,771,813	77
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	960,571	2	1,075,774	2
s80	SHARES REPURCHASED	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
S		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
s03	CASH AND AVAILABLE INVESTMENTS	12,048,712	100	7,827,247	100
s46	CASH	1,122,753	9	1,081,946	14
s47	AVAILABLE INVESTMENTS	10,925,959	91	6,745,301	86

s07	OTHER CURRENT ASSETS	12,627,973	100	17,734,492	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	9,241,115	73	14,148,249	80
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	3,386,858	27	3,586,243	20

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	2,498,520	100	2,421,843	100
s48	AMORTIZED OR REDEEMED EXPENSES	1,154,707	46	1,485,884	61
s49	GOODWILL	118,688	5	0	0
s51	OTHERS	1,225,125	49	935,959	39

s19	OTHER ASSETS	17,580,130	100	19,193,791	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS FOR EMPLOYEES	15,613,430	89	17,301,225	90
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	1,966,700	11	1,892,566	10

s21	CURRENT LIABILITIES	29,960,249	100	43,951,766	100
s52	FOREIGN CURRENCY LIABILITIES	2,865,868	10	19,432,337	44
s53	MEXICAN PESOS LIABILITIES	27,094,381	90	24,519,429	56

s26	OTHER CURRENT LIABITIES	22,182,813	100	18,667,975	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	2,123,661	10	772,380	4
s89	INTEREST LIABILITIES	644,265	3	670,735	4
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	10,639,479	48	8,678,749	46
s105	BENEFITS FOR EMPLOYEES	8,775,408	40	8,546,111	46

s27	LONG-TERM LIABILITIES	75,500,424	100	72,039,391	100
s59	FOREIGN CURRENCY LIABILITIES	49,600,424	66	47,639,391	66
s60	MEXICAN PESOS LIABILITIES	25,900,000	34	24,400,000	34

s31	DEFERRED LIABILITIES	632,232	100	360,684	100
s65	GOODWILL	0	0	0	0
s67	OTHERS	632,232	100	360,684	100

s32	OTHER NON CURRENT LIABILITIES	18,023,636	100	19,805,670	100
s66	DEFERRED TAXES	14,398,726	80	15,417,159	78
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	3,624,910	20	4,388,511	22
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0

s79	CAPITAL STOCK	9,019,971	100	9,050,320	100
s37	CAPITAL STOCK (NOMINAL)	78,540	1	78,942	1
s38	RESTATEMENT OF CAPITAL STOCK	8,941,431	99	8,971,378	99

s42	RETAINED EARNINGS AND CAPITAL RESERVES	33,721,037	100	33,771,813	100
s93	LEGAL RESERVE	1,880,513	6	1,880,513	6
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	19,844,868	59	16,416,870	49
s45	NET INCOME FOR THE YEAR	11,995,656	36	15,474,430	46

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	960,571	100	1,075,774	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	241,644	25	224,254	21
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	1,214,679	126	1,314,073	122
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(495,752)	(52)	(462,553)	(43)
s100	OTHERS	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
S		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
s72	WORKING CAPITAL	18,326,504	5,610,483
s73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	84	88
s75	EMPLOYEES (*)	9,280	9,344
s76	WORKERS (*)	42,982	43,772
s77	OUTSTANDING SHARES (*)	18,190,885,360	18,283,861,660
s78	REPURCHASE OF OWN SHARER(*)	1,006,900	271,191,700
s101	RESTRICTED CASH	0	0
s102	DEBT WITH COST OF AFFILIATES NON CONSOLIDATED	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JANUARY 01 TO SEPTEMBER 30, 2010 & 2009 -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
R		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	85,605,128	100	89,353,359	100
r02	COST OF SALES AND SERVICES	47,278,310	55	47,264,704	53
r03	GROSS INCOME	38,326,818	45	42,088,655	47
r04	OPERATING EXPENSES	16,587,271	19	15,500,100	17
r05	OPERATING INCOME	21,739,547	25	26,588,555	30
r08	OTHER EXPENSES AND INCOMES (NET)	(198,939)	(0)	(1,212,822)	(1)
r06	COMPREHENSIVE FINANCING COST	(3,909,354)	(5)	(3,093,453)	(3)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT BUSINESSES AND AFFILIATES	149,348	0	162,962	0
r48	NON-ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	17,780,602	21	22,445,242	25
r10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	5,804,798	7	6,969,863	8
r11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	11,975,804	14	15,475,379	17
r14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
r18	NET INCOME	11,975,804	14	15,475,379	17
r19	NET INCOME OF NON-CONTROLLING INTEREST	(19,852)	0	949	0
r20	NET INCOME OF CONTROLLING INTEREST	11,995,656	14	15,474,430	17

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
R		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	85,605,128	100	89,353,359	100
r21	DOMESTIC	83,171,348	97	86,147,898	96
r22	FOREIGN	2,433,780	3	3,205,461	4
r23	TRANSLATION INTO DOLLARS (***)	191,254	0	232,226	0

r08	OTHER EXPENSES AND INCOMES (NET)	(198,939)	100	(1,212,822)	100
r49	OTHER EXPENSES AND INCOMES (NET)	895,320	(450)	188,923	(16)
r34	EMPLOYEE PROFIT SHARING	1,602,848	(806)	1,754,218	(145)
r35	DEFERRED EMPLOYEE PROFIT SHARING	(508,589)	256	(352,473)	29

r06	COMPREHENSIVE FINANCING COST	(3,909,354)	100	(3,093,453)	100
r24	INTEREST EXPENSE	4,721,175	(121)	4,696,427	(152)
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCIAL COSTS	0	0	0	0
r26	INTEREST INCOME	403,840	(10)	561,840	(18)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	407,981	(10)	1,041,134	(34)
r28	RESULT FROM MONETARY POSITION	0	0	0	0

r10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	5,804,798	100	6,969,863	100
r32	INCOME TAX	6,486,926	112	7,675,094	110
r33	DEFERRED INCOME TAX	(682,128)	(12)	(705,231)	(10)

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
R		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
r36	TOTAL REVENUES	85,605,128	89,353,359
r37	TAX RESULT FOR THE YEAR	0	0
r38	OPERATING REVENUES (**)	115,351,981	120,320,680
r39	OPERATING INCOME (**)	29,515,051	35,840,484
r40	NET INCOME OF CONTROLLING INTEREST (**)	16,989,915	18,452,291
r41	NET INCOME (**)	16,969,408	18,455,051
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	12,713,577	12,866,922

(**)	INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- FROM JULY 01 TO SEPTEMBER 30, 2010 & 2009 -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
RT		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	28,601,843	100	29,543,589	100
rt02	COST OF SALES AND SERVICES	15,801,402	55	15,754,164	53
rt03	GROSS INCOME	12,800,441	45	13,789,425	47
rt04	OPERATING EXPENSES	5,630,150	20	5,311,191	18
rt05	OPERATING INCOME	7,170,291	25	8,478,234	29
rt08	OTHER EXPENSES AND INCOMES (NET)	(27,488)	(0)	(355,087)	(1)
rt06	COMPREHENSIVE FINANCING COST	(1,498,398)	(5)	(1,289,110)	(4)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT BUSINESSES AND AFFILIATES	74,085	0	83,253	(0)
rt48	NON-ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	5,718,490	20	6,917,290	23
rt10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	1,977,950	7	2,126,152	7
rt11	NET INCOME AFTER INCOME TAX AND EMPLOYEE PROFIT SHARING	3,740,540	13	4,791,138	16
rt14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
rt18	NET INCOME	3,740,540	13	4,791,138	16
rt19	NET INCOME OF NON-CONTROLLING INTEREST	(21,508)	(0)	(56)	(0)
rt20	NET INCOME OF CONTROLLING INTEREST	3,762,048	13	4,791,194	16

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
RT		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	28,601,843	100	29,543,589	100
rt21	DOMESTIC	27,757,132	97	28,552,591	97
rt22	FOREIGN	844,711	3	990,998	3
rt23	TRANSLATION INTO DOLLARS (***)	66,283	0	74,232	0

rt08	OTHER REVENUES AND (EXPENSES), NET	(27,488)	100	(355,087)	100
rt49	OTHER REVENUES AND (EXPENSES), NET	256,803	(934)	(14,159)	4
rt34	EMPLOYEE PROFIT SHARING	410,423	(1,493)	485,457	(137)
rt35	DEFERRED EMPLOYEE PROFIT SHARING	(126,132)	459	(144,529)	41

rt06	COMPREHENSIVE FINANCING COST	(1,498,398)	100	(1,289,110)	100
rt24	INTEREST EXPENSE	1,705,023	(114)	1,393,836	(108)
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCIAL COSTS	0	0	0	0
rt26	INTEREST INCOME	184,593	(12)	162,406	(13)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	22,032	(1)	(57,680)	4
rt28	RESULT FROM MONETARY POSITION	0	0	0	0

rt10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	1,977,950	100	2,126,152	100
rt32	INCOME TAX	1,948,487	99	2,328,293	110
rt33	DEFERRED INCOME TAX	29,463	1	(202,141)	(10)

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
RT		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	4,230,812	4,284,832

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
D		FINANCIAL YEAR		FINANCIAL YEAR
		Amount		Amount
d01	BASIC INCOME PER ORDINARY SHARE (**)	$0.93		$1.00
d02	BASIC INCOME PER PREFERENT SHARE (**)	$0.00		$0.00
d03	DILUTED INCOME PER ORDINARY SHARE (**)	$0.00		$0.00
d04	INCOME (LOSS) FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	$0.93		$1.00
d05	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME (LOSS) FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	$0.00		$0.00
d08	CARRYING VALUE PER SHARE	$2.40		$2.40
d09	ACUMULATED CASH DIVIDEND PER SHARE	$0.36		$0.32
d10	SHARE DIVIDENDS PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	3.93	times	4.93	times
d12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	10.14	times	11.82	times
d13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00	times	0.00	times
(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

RATIOS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
P		FINANCIAL YEAR		FINANCIAL YEAR

	YIELD
p01	NET INCOME (LOSS) TO OPERATING REVENUES	13.99%		17.32%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	38.56%		42.00%
p03	NET INCOME TO TOTAL ASSETS ( **)	10.09%		10.25%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	31.78		29.45
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	0.00%		0.00%
	ACTIVITY
p06	OPERATING REVENUES TO TOTAL ASSETS (**)	0.69	times	0.67	times
p07	OPERATING REVENUES TO FIXED ASSETS (**)	1.18	times	1.12	times
p08	INVENTORIES ROTATION (**)	39.04	times	33.43	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	50.00	days	49.00	days
p10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	7.56%		7.52%
	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	73.83%		75.60%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	2.82	times	3.10	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	42.27%		49.26%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	77.07%		67.19%
p15	OPERATING INCOME (LOSS) TO INTEREST PAID	4.60	times	5.66	times
p16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	0.93	times	0.88	times
	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.61	times	1.13	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.56	times	1.10	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.39	times	0.36	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	40.22%		17.81%
(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
E		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
	OPERATION ACTIVITIES
e01	INCOME (LOSS) BEFORE INCOME TAXES	17,780,602	22,445,242
e02	+(-) ITEMS NOT REQUIRING CASH	5,282,759	5,389,976
e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	12,965,441	13,317,679
e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	4,201,080	4,333,760
e05	CASH FLOWS BEFORE INCOME TAX	40,229,882	45,486,657
e06	CASH FLOW PROVIDED OR USED IN OPERATION	(7,356,061)	(14,511,285)
e07	NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES	32,873,821	30,975,372
	INVESTMENT ACTIVITIES
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	(6,989,012)	(8,188,241)
e09	CASH IN EXCESS (REQUIRED) TO BE APPLIED IN FINANCING ACTIVITIES	25,884,809	22,787,131

	FINANCING ACTIVITIES
e10	NET CASH FROM FINANCING ACTIVITIES	(28,215,865)	(21,096,447)
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(2,331,056)	1,690,684
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	0	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	14,379,768	6,136,563
e14	CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	12,048,712	7,827,247

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

BREAKDOWN OF MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
E		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
e02	+(-) ITEMS NOT REQUIRING CASH	5,282,759	5,389,976
e15	+ESTIMATES FOR THE PERIOD	5,657	44,688
e16	+PROVISIONS FOR THE PERIOD	5,277,102	5,345,288
e17	+(-) OTHER UNREALIZED ITEMS	0	0

e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	12,965,441	13,317,679
e18	+DEPRECIATION AND AMORTIZATION FOR THE PERIOD (*)	13,114,789	13,480,639
e19	(-)+GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+IMPAIRMENT LOSS	0	0
e21	(-)+EQUITY RESULTS OF ASSOCIATES AND JOINT VENTURES	(149,348)	(162,960)
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	0	0
e24	(-)+ OTHER ITEMS	0	0

e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	4,201,080	4,333,760
e25	+ACCRUED INTERESTS	4,721,175	4,696,428
e26	+(-) OTHER ITEMS	(520,095)	(362,668)

e06	CASH FLOW PROVIDED OR USED IN OPERATION	(7,356,061)	(14,511,285)
e27	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(1,954,291)	(2,832,022)
e28	+(-) DECREASE (INCREASE) IN INVENTORIES	78,786	500,049
e29	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE AND OTHER ASSETS	381,284	(5,352,174)
e30	+(-) INCREASE (DECREASE) IN SUPPLIERS	413,327	(1,673,962)
e31	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(662,476)	2,752,150
e32	+(-) INCOME TAXES PAID OR RETURNED	(5,612,691)	(7,905,326)

e08	NET CASH FLOWS OF INVESTING ACTIVITIES	(6,989,012)	(8,188,241)
e33	- PERMANENT INVESTMENT IN SHARES	(285,171)	(87,891)
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	- INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT	(6,556,814)	(8,894,118)
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e37	- INVESTMENT IN INTANGIBLE ASSETS	(4,345)	(3,344)
e38	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	- OTHER PERMANENT INVESTMENTS	0	0
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDENDS RECEIVED	126,000	0
e42	+ INTERESTS RECEIVED	0	0
e43	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+(-) OTHER ITEMS	(268,682)	797,112

e10	NET CASH FLOWS OF FINANCING ACTIVITIES	(28,215,865)	(21,096,447)
e45	+ BANK FINANCING	1,546,000	10,667,296
e46	+ STOCK MARKET FINANCING	0	0
e47	+ OTHER FINANCING	0	0
e48	(-) BANK FINANCING AMORTIZATION	(20,902,078)	(21,379,950)
e49	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
e50	(-) OTHER FINANCING AMORTIZATION	0	0
e51	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-) DIVIDENDS PAID	(6,504,256)	(5,942,027)
e53	+ PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	- INTEREST EXPENSE	(2,914,454)	(3,481,441)
e56	(-) REPURCHASE OF SHARES	(11,043)	(3,050,230)
e57	+(-) OTHER ITEMS	569,966	2,089,905

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM ACCOUNT R47 IT SHALL BE EXPLAINED IN NOTES

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Consolidated

Final printing

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Highlights

3rd Quarter 2010

During 2011, as has been TELMEX’s practice for the last 20 years, we will continue to reduce prices of our services along with transferring the benefits to our customers. These improvements reflect our large investments, training and higher productivity and technological advances carried out in the last two decades. With this, we reiterate our commitment to our customers and our country to offer the most advanced and complete telecommunications services with the best conditions in the market .

At TELMEX we remain committed to advancing technological innovation, the digital culture, and information and communication technologies. We continue promoting infinitum high-speed Internet access. Thanks to our customers’ preference, Infinitum increased from 67,000 services in December 2002, representing market share of 28.8% (Bank of America/Merrill Lynch Global Wireline Matrix, 2010), to 7.2 million broadband accesses at the end of September 2010, or more than two-thirds of broadband services nationwide, an annual increase of 82.9%. This expansion has made a significant contribution to making Mexico one of the four countries among the OECD members with the highest growth rates (OECD- Broadband Portal). In this manner, infinitum has come to be recognized as the best connection for the quality, continuity, speed and prices of our services. In the last 12 months we have added 871,000 services, including 220,000 in the third quarter.

At September 30, we had 15 million 622 thousand billed lines in service, 1.7 million fewer than September 2009 and 122,000 less than in the second quarter of 2010. Including cellular telephony services and other fixed line operators, TELMEX had market shares of 14.6% in the overall telecommunications market and 78.7% in fixed telephony.

The October 3, 2006, “Acuerdo de Convergencia” (Convergence Agreement), which was issued by the Federal Government through the Secretaría de Comunicaciones y Transportes (Communications and Transportation Ministry), established the basis for the convergence of telecommunications networks more than 48 months ago. TELMEX has already met the requirements, but even so, to date the authorities have not issued the corresponding favorable resolution that allows us to offer TV services. This situation is delaying development of the information society in the country and avoiding opportunities for consumers to enjoy the benefits of convergence and to have a better and bigger offering of services at competitive prices. In spite of this, TELMEX continues to make the necessary investments to keep us at the forefront of technological development, with the most reliable, efficient and state-of-the-art technology network available in the market.

2010 - The Year of Technological Innovation - has achieved the following results:

– I nformation Technologies: The Instituto Tecnológico de TELMEX en Tecnologías de la Información (Inttelmex IT) to date has trained, at no cost including a masters program, more than 950 IT professionals to innovate and produce solutions that support the competitiveness of companies and domestic institutions.

– Education and Digital Culture: At the end of the third quarter, we had 3,000 Bibliotecas and Aulas Digitales TELMEX in operation (TELMEX Digital Libraries and Computer Class Rooms) nationwide.

– Connectivity in the Country: We have more than 2,500 WiFi Móvil en infinitum sites in the major airports, shopping malls, public parks and educational facilities nationwide.

In the third quarter of 2010, total revenues were 28.6 billion pesos, a decrease of 3.2% compared with the same quarter of 2009.

From July to September, EBITDA (1) totaled 11.5 billion pesos, producing a margin of 40.2%. Operating income totaled 7.2 billion pesos, with a margin of 25.1%.

Net incom e in the third quarter totaled 3.7 billion pesos. In the quarter, earnings per share were 21 Mexican cents, 19.2% lower than the same period of last year, and earnings per ADR (2) were 33 US cents, a decrease of 15.4% compared with the third quarter of 2009.

At September 30, 2010, total debt was the equivalent of 6.503 billion dollars. Total net debt (3) was equivalent to 5.539 billion dollars, 945 million dollars less than September 30, 2009.

Capital expenditures (Capex) were the equivalent of 188.7 million dollars i n the third quarter. Of this investment, 74.5% was used for growth and infrastructure projects in the data business. For the nine months, capex totaled 515.8 million dollars.

(1) EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor Relations section where you will find the conciliation of EBITDA to operating income.

(2) One ADR represents 20 shares.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Operating Results

Lines and local traffic

At September 30, we had 15 million 622 thousand billed lines in service, 1.7 million fewer than September 2009 and 122,000 less than in the second quarter of 2010. Including cellular telephony services and other fixed line operators, TELMEX had market shares of 14.6% in the overall telecommunications market and 78.7% in fixed telephony.

During the third quarter, local calls decreased 8.2% compared with the same period of 2009, totaling 4.894 billion local calls. The decline reflected the lower number of billed lines due to the growth in cellular telephony services and competition from other operators.

Long distance

From July to September, domestic long distance (DLD) traffic decreased 7.5% compared with the same quarter of 2009, totaling 4.656 billion minutes, mainly due to the decrease in termination traffic with cellular telephony operators and other long distance operators.

In the quarter, outgoing international long distance (ILD) traffic increased 15.8% compared with the third quarter of 2009, totaling 376 million minutes. Among factors contributing to this increase were the inclusion of this service in the infinitum packages and the increase of termination traffic from cellular operators. Incoming international long distance traffic increased 13.2% compared with the third quarter of 2009, totaling 1.774 billion minutes. The incoming-outgoing ratio was 4.7 times .

Interconnection

In the third quarter, interconnection traffic totaled 10.819 billion minutes, 2.9% lower than the same quarter of 2009, due to the 2.4% decrease in interconnection traffic with other local and long distance operators and the 1.7% decrease in traffic related to calling party pays services.

Internet access

At TELMEX we remain committed to advancing technological innovation, the digital culture, and information and communication technologies. We continue promoting infinitum high-speed Internet access. Thanks to our customers’ preference, infinitum increased from 67,000 services in December 2002, representing market share of 28.8% (Bank of America/Merrill Lynch Global Wireline Matrix, 2010), to 7.2 million broadband accesses at the end of September 2010, or more than two-thirds of broadband services nationwide. This expansion has made a significant contribution to making Mexico one of the four countries among the OECD members with the highest growth rates (OECD- Broadband Portal). infinitum has come to be recognized as the best connection for the quality, continuity, speed and prices of our services. In the last 12 months we have added 871,000 services, including 220,000 in the third quarter.

This growth has been supported by the sales of more than 2.7 million computers since 1999 and by the promotion of our telecommunications service packages, which offer discounts of up to 44% for broadband Internet access and several voice services.

Financial Results

The following financial information for 2010 and 2009 is presented in nominal pesos, according to Mexican Financial Reporting Standards.

Revenues: In the third quarter, revenues totaled 28.602 billion pesos, a decrease of 3.2% compared with the same period of the previous year. Revenues related to data services increased 12.0%, and local, long distance and interconnection revenues decreased 9.0%, 11.7% and 8.8%, respectively.

  Local: Local service revenues totaled 10.243 billion pesos in the quarter, a decrease of 9.0% compared with the third quarter of 2009, due to decreases of 7.9% in revenue per local billed call and 8.2% in local traffic volume.

  DLD: DLD revenues totaled 3.073 billion pesos, 13.9% lower than the third quarter of 2009, due to the 7.5% decrease in traffic and the 6.9% decline in average revenue per minute. The total also was affected by lower revenue per minute in termination traffic with long distance operators and higher penetration of service packages that include domestic long distance service.

  ILD: ILD revenues totaled 1.454 billion pesos in the third quarter, a decrease of 6.6% compared with the same quarter of the previous year. Contributing factors included the 15.8% increase in outgoing traffic and the 27.2% decrease in average revenue per minute due to the integration of ILD minutes in some packages with infinitum . Incoming international long distance traffic revenues totaled 620 million pesos, an increase of 9.4% compared with the third quarter of the previous year, due to the increase of 13.2% in incoming traffic and to the decrease of 3.4% in average revenue per minute.

  Interconnection: In the quarter, interconnection revenues decreased 8.8% to 3.831 billion pesos compared with the third quarter of 2009, due to the 1.7% decline in calling party pays services and the decrease of 5.9% in average revenue of these services.

  Data: Data revenues are comprised mainly of Internet access services and services related to corporate customers’ Virtual Private Networks. Revenues from data services in the third quarter were 8.429 billion pesos, 12.0% higher compared with the same quarter of 2009 due to the increase of 12.8% in Internet access services and the integration of value-added services in our portfolio of products and services for the corporate market.

Costs and expenses: In the third quarter of 2010, total costs and expenses were 21.432 billion pesos, 1.7% higher than the same period of the previous year, mainly due to higher costs of equipment and services for customer sales and computer sales in Tiendas TELMEX (TELMEX Stores) and lower interconnection costs resulting from the decrease of 8.4% in the amount paid to cellular telephony operators for calling party pays services .

  Co st of sales and services: In the third quarter, cost of sales and services increased 5.4% compared with the same period of 2009, totaling 8.788 billion pesos, due to higher costs related to products and services for corporate customers and computer sales at Tiendas TELMEX (TELMEX Stores).

Commercial, administrative and general: In the period from July to September 2010, commercial, administrative and general expenses totaled 5.630 billion pesos, 6.0% higher than the same period a year ago, mainly due to higher maintenance expenses.

  Interconnection: Interconnection costs were 2.690 billion pesos, a decrease of 8.4% compared with the third quarter of 2009 due to the 8.4% decrease in the amount paid to cellular telephony operators for calling party pays services and the decrease of 1.7% in calling party pays traffic.

  Depreciation and amo rtization: In the quarter, depreciation and amortization decreased 3.5% compared with the same quarter of 2009, to 4.324 billion pesos, as a result of lower amounts of investments in recent years.

EBITDA (1) and o perating income : EBITDA (1) totaled 11.494 billion pesos in the third quarter of 2010, a decrease of 11.3% compared with the same period of the prior year. The EBITDA margin was 40.2%. Operating income totaled 7.170 billion pesos in the third quarter and the operating margin was 25.1%.

Financing cost: In the third quarter, financing co st produced a charge of 1.498 billion pesos. This was a result of: i) a net interest charge of 1.520 billion pesos, 23.5% higher than the July – September period of 2009 which included recognition of the market value of interest rate swaps, in part offset by debt reduction, and ii) a net exchange gain of 22 million pesos due to the third-quarter exchange rate appreciation of 0.1556 pesos per dollar and the 3.875 billion dollars in dollar-peso hedges in effect at the end of September 2010.

Net income: In the third quarter, net income was 3.762 billion pesos, 21.5% lower than the same period of the previous year. Earnings per share were 21 Mexican cents, 19.2% lower than the third quarter of 2009, and earnings per ADR (2) were 33 US cents, a decrease of 15.4% compared with the same period of the previous year.

Investments: In the third quarter , capital expenditures (Capex) were the equivalent of 188.7 million dollars, of which 74.5% was used for growth and infrastructure projects in the data business. For the nine months, investments totaled 515.8 million dollars.

Debt: Total debt at September 30, 2010, was the equivalent of 6.503 billion dollars, of which 92.9% is long-term, 46.3% has fixed rates considering interest rate swaps, and 62.5% is in foreign currency, equivalent to 4.067 billion dollars. To minimize risks from variations in the exchange rate, at September 30, 2010, we had dollar-peso hedges for 3.875 billion dollars.

Total net debt (3) decreased during the last 12 months the equivalent of 945 million dollars, bringing the total to 5.539 billion dollars.

Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting separation of the local and long distance services is presented below for the third quarter of 2010 and 2009.

Mexico Local Service Business
Income Statements
[ In millions of Mexican pesos ]
					%					%
		3Q2010		3Q2009	Inc.		9 months 10		9 months 09	Inc.
Revenues
Access, rent and measured service	P.	10,168	P.	11,144	(8.8)	P.	30,757	P.	33,917	(9.3)
LADA interconnection		1,213		1,289	(5.9)		3,568		3,910	(8.7)
Interconnection with operators		363		440	(17.5)		1,151		1,377	(16.4)
Interconnection with cellular operators		2,595		2,827	(8.2)		7,596		8,436	(10.0)
Other		3,696		3,660	1.0		11,444		11,046	3.6
Total		18,035		19,360	(6.8)		54,516		58,686	(7.1)

Costs and expenses
Cost of sales and services		5,997		5,855	2.4		18,107		17,953	0.9
Commercial, administrative and general		4,314		4,648	(7.2)		13,264		13,547	(2.1)
Interconnection		1,649		1,835	(10.1)		4,881		5,518	(11.5)
Depreciation and amortization		2,296		2,447	(6.2)		7,024		7,406	(5.2)
Total		14,256		14,785	(3.6)		43,276		44,424	(2.6)

Operating income	P.	3,779	P.	4,575	(17.4)	P.	11,240	P.	14,262	(21.2)

EBITDA (1)	P.	6,075	P.	7,022	(13.5)	P.	18,264	P.	21,668	(15.7)

EBITDA margin (%)		33.7		36.3	(2.6)		33.5		36.9	(3.4)
Operating margin (%)		21.0		23.6	(2.6)		20.6		24.3	(3.7)

Mexico Long Distance Service Business
Income Statements
[ In millions of Mexican pesos ]
					%					%
		3Q2010		3Q2009	Inc.		9 months 10		9 months 09	Inc.
Revenues
Domestic long distance	P.	3,673	P.	4,096	(10.3)	P.	11,014	P.	12,435	(11.4)
International long distance		1,354		1,494	(9.4)		4,138		4,887	(15.3)
Total		5,027		5,590	(10.1)		15,152		17,322	(12.5)

Costs and expenses
Cost of sales and services		1,111		1,168	(4.9)		3,380		3,908	(13.5)
Commercial, administrative and general		1,251		1,541	(18.8)		3,774		4,199	(10.1)
Interconnection to the local network		1,831		1,858	(1.5)		5,436		5,681	(4.3)
Depreciation and amortization		418		430	(2.8)		1,277		1,357	(5.9)
Total		4,611		4,997	(7.7)		13,867		15,145	(8.4)

Operating income	P.	416	P.	593	(29.8)	P.	1,285	P.	2,177	(41.0)

EBITDA (1)	P.	834	P.	1,023	(18.5)	P.	2,562	P.	3,534	(27.5)
EBITDA margin (%)		16.6		18.3	(1.7)		16.9		20.4	(3.5)
Operating margin (%)		8.3		10.6	(2.3)		8.5		12.6	(4.1)

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Mexican Pesos)

Consolidated

Final printing

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RECOGNITION OF THE EFFECTS OF INFLATION

From January 1, 2008, Mexican FRS B-10 “Effects of Inflation”, replaced Mexican accounting Bulletin B-10 “Accounting Recognition of the Effects of Inflation on Financial Information”. Based on Mexican FRS B-10, the economic environments in Mexico in 2010 and 2009 have been qualified as non-inflationary, due to inflation in the preceding three fiscal years was 14.48% and 15.01%, respectively. Therefore, during 2010 and 2009 the effects of inflation on financial information of this period were not recognized, keeping the effects of inflation recognized up to December 31, 2007.

BALANCE SHEET

S 23 AND S 28 BANK LOANS

In this item are included the bank credits related to purchase programs to suppliers that have been traditionally reported in the suppliers' credits item of the Balance Sheet because long-term caption to suppliers does not exist in EMISNET.

TELMEX entered into a syndicated loan agreement in 2004, which was restructured in 2005 and 2006 to improve the credit conditions and increase the total loan amount to 3 billion dollars divided in three tranches, the first one for 1.3 billion dollars with a three-year maturity, the second one for 1 billion dollars with a five-year maturity years and the third one for 700 million dollars with a seven- year maturity. In August 2009, TELMEX prepaid the total amount of the first tranche, which original maturity was scheduled for October 2009.

On June 30, 2006 Telmex entered into a syndicated loan agreement in the amount of 500 million dollars divided into two tranches of 250 million dollars each, with a four-year and six-year maturity, respectively. In March 2010, TELMEX prepaid the total amount of the first tranche, which original maturity was scheduled for June 2010.

S 24 AND S 29 SENIOR NOTES

In the first quarter of 2005, TELMEX placed senior notes in the total amount of U.S.$1.75 billions divided into two issuances of U.S.$ 950 million and U.S.$ 800 million, respectively, the first one maturing in 2010 and bearing interest at 4.75% annual and the second one maturing in 2015 and bearing interest at 5.50% annual. Interests are payable semiannually. In January 2010, TELMEX repaid U.S.$950 million related to the maturity of the first issuance.

In January 2006, TELMEX placed abroad a senior note in the amount of Ps. 4,500,000 (nominal value), maturing in 2016 and bearing interest at 8.75% annual. Interests are payable semiannually.

In November, 2009, TELMEX issued a bond for U.S.$500 million due 2019 with an annual interest of 5.5%, interests are payable semiannually.

In December 2007, TELMEX obtained approval for a long-term domestic senior notes program in the amount of Ps.10,000,000 (nominal value). In April 2008, domestic senior notes were placed in the amount of Ps.1,600,000. In July 2009, two issuances of domestic senior notes were made under this program for a total amount of Ps.8,000,000.

In September 2009, TELMEX obtained approval for a dual program to issue short and long-term domestic senior notes in the total amount of P. 15,000,000. In November 2009, two issuances of domestic senior notes were made under this program for a total amount of Ps.6,000,000.

S 29 SENIOR NOTES (LONG-TERM)

As of September 30, 2010 and 2009, this item rose to Ps. 42,131,428 and Ps. 35,181,753, respectively, and is comprised as follows:

	2010	2009
Domestic Senior Notes	Ps. 21,400,000	Ps. 19,900,000
Bonds	16,231,428	10,781,753
Global peso Senior Notes	Ps 4,500,000	4,500,000

S 42 RETAINED EARNINGS AND CAPITAL RESERVES

On March 3, 2009 the Annual Ordinary Shareholders' Meeting approved to increase in Ps. 10,000,000, the funds authorized to repurchase its own shares, bringing the total maximum amount to Ps. $ 10,340,868.

From January through September 2010, the Company acquired 1.0 million L shares for Ps. 10,967 and 6,900 A shares for Ps. 76.

From January through September 2009, the Company acquired 269.8 million L shares for Ps $3,034,953 and 1.4 million A shares for Ps. $15,277.

The Company's repurchased shares are applied to unappropiated retained earnings, in the amount exceeding the portion of the capital stock, corresponding to the repurchased shares.

S 104 EMPLOYEES BENEFITS

This item includes the projected net assets as of September 30, 2010 and 2009 pursuant to Mexican FRS D-3 “Employees Benefits”.

S 87 OTHERS

In this item there are included the inventories for telephone plant operation, which are valued by the average cost method and up to December 31, 2007 were updated based on the specific index method which is similar to its replacement value, without exceeding their market value.

S 58 OTHER CURRENT LIABILITIES

As of September 30, 2010 and 2009, this item rose to Ps. 10,639,479 and Ps. 8,678,749 respectively and is comprised as follows:

	2010	2009
Accounts payable	Ps. 6,761,533	Ps. 5,289,112
Other accrued liabilities	2,942,449	1,794,772
Deferred credits	935,497	1,594,865

S 91 EMPLOYEE BENEFITS

This item includes liabilities for deferred employee profit sharing and actuarial obligations for labor termination as of September 30, 2010 and 2009, pursuant to Mexican FRS D-3 and Bulletin D-3, respectively.

RATIOS

P 08 INVENTORY TURNOVER RATE-COST

EMISNET automatically calculates the inventory turnover rate by dividing the cost of sales and services (Ref. R 02) by the inventories for sale (Ref. S 06), affecting the actual inventory turnover rate.

RECLASIFICATIONS

Certain 2009 financial statements have been reclassified to conform with the presentation used for the year 2010.

INIF 19 "Change derived from the adoption of International Financial Reporting Standards"

In August 2010, the Mexican Board for Research and Development of Financial Reporting Standards, A.C. (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. -CINIF) issued the interpretation 19 to the Financial Reporting Standards (INIF 19) "Change derived from the adoption of International Financial Reporting Standards" which requires disclosure of progress in the adoption of such standards in the financial statements to be issued after September 30, 2010.

TELMEX for being a public company listed on the Mexican Stock Market (Bolsa Mexicana de Valores), has the obligation to prepare and disclose its financial information under international standards as from 2012, and plans to early adopt them starting on January 1, 2011. To date, the items that we have identified that could have an impact on the financial statements are: intangible assets, labor liabilities, financial instruments, deferred taxes and equity. The Company is in the process of quantifying the impact on the financial statements.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 3a

SHARE INVESTMENTS SUBSIDIARIES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP
			%
Integración de Servicios TMX, S.A. de C.V.	Investments in all types of businesses	106,419,052,434	100.00
Aerocomunicaciones, S.A. de C.V.	Aeronautic radiocom. mobile serv.	128,234,600	100.00
Aerofrisco, S.A. de C.V.	Air Taxi services	7,230,624,600	100.00
Alquiladora de Casas, S.A. de C.V.	Real estate acquisition & leasing	686,001,490	100.00
Buscatel, S.A. de C.V.	Paging services	142,445	100.00
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Real estate acquisition & leasing	1,034,000,000	100.00
Comertel Argos, S.A. de C.V.	Personnel services	6,000	100.00
Consorcio Red Uno, S.A. de C.V.	Design & integrated telecom. Services	279,634,377	100.00
Construcciones y Canalizaciones, S.A. de C.V.	Construction & maint. of telephone network	28,369,000	100.00
Empresa de Limpieza Mexicana, S.A. de C.V.	Cleaning Service Company	50	100.00
Fintel Holdings, L.L.C.	Investments in all types of businesses	1,490	100.00
Fuerza y Clima, S.A de C.V.	Air conditioning installation & maint.	4,925,000	100.00
Grupo Técnico de Administración, S.A. de C.V.	Management, consulting & org. Services	50,000	100.00
Impulsora Mexicana de Telecomunicaciones, S.A.	Network projects	4,602,225	100.00
Instituto Tecnológico de Teléfonos de México, S.C	Trainning & research services	1,000	100.00
Multicomunicación Integral, S.A. de C.V.	Trunking, installation & sales services	665,759	100.00
Operadora Mercantil, S.A. de C.V.	Marketing services	50,000	100.00
Renta de Equipo, S.A. de C.V.	Equipment, vehicles & real estate leasing	15,377,595,000	100.00
Servicios Administrativos Tecmarketing, SA de CV	Software development, sales & management	140,687,728	100.00
Tecmarketing, S.A. de C.V.	Telemarketing services	6,850,000	100.00
Telecomunicaciones Controladora de Servicios, S.A.	Investments in all types of businesses	138,839	100.00
Teleconstructora, S.A. de C.V.	Construction & maint. of telephone network	19,400,000	100.00
Teléfonos del Noroeste, S.A. de C.V.	Telecommunication services	110,000,000	100.00
Telmex Holdings, Inc.	Telecommunication services	1,000	100.00
Teninver, S.A. de C.V.	Investments in all types of businesses	2,835,797,009	100.00
Uninet, S.A. de C.V.	Data transmission services	65,837,647	100.00

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 3b

SHARE INVESTMENTS AFFILATES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)
				ACQUISITION COST	PRESENT VALUE
			%
Grupo Telvista, S.A. de C.V.	Telemarketing in Mexico and USA	510,138,000	45.00	510,138	803,023
Centro Histórico de la Ciudad de México, SA de CV	Real estate services	16,004,000	12.79	80,020	100,626
2Wire, Inc.	Broadband Services	8,619,242	13.00	648,400	399,814
TM and MS, L.L.C.	Internet portal (Prodigy MSN)	1	50.00	29,621	194,782
Eidon Software, S.A. de C.V.	Software development	76,629,615	49.00	155,737	168,739
TOTAL INVESTMENT IN ASSOCIATES				1,423,916	1,666,984
OTHER PERMANENT INVESTMENTS					123,790
T O T A L				1,423,916	1,790,774

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

Credit Type / Institution	Foreign Institution	Signature date	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos						Amortization of Credits in Foreign Currency
					Time Interval						Time Interval
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more
BANKS
FOREIGN TRADE
EXPORT DEVELOPMENT C. (1)	Y	16/03/2006	22/07/2014	0.8484	0	0	0	0	0	0	0	174,694	135,941	135,940	45,000	0
MIZUHO CORPORATE BANK LTD (1)	Y	15/01/2007	10/03/2018	0.8088	0	0	0	0	0	0	0	791,744	791,745	791,745	791,745	1,937,608
NATIXIS (3)	Y	28/02/1986	31/03/2022	2.0000	0	0	0	0	0	0	3,298	21,955	25,213	25,253	25,253	94,100
SECURED DEBT
COMMERCIAL BANK
BANK OF AMERICA, N.A. (2)	Y	13/06/2008	13/06/2014	0.6400	0	0	0	0	0	0	0	0	0	125,011	500,044	0
BBV ARGENTARIA (6)	Y	12/02/2008	18/02/2014	0.5463	0	0	0	0	0	0	0	0	0	0	2,979,702	0
BBVA BANCOMER (2)	Y	30/06/2006	30/06/2012	0.5400	0	0	0	0	0	0	0	0	3,125,275	0	0	0
CITIBANK, N.A. (2)	Y	11/08/2006	20/10/2011	0.5400	0	0	0	0	0	0	0	0	12,501,100	0	0	0
CITIBANK, N.A. (2)	Y	11/08/2006	11/08/2013	0.6150	0	0	0	0	0	0	0	0	2,916,923	5,833,847	0	0
CISCO SYSTEMS (3)	Y	25/04/2007	30/09/2014	4.5000	0	0	0	0	0	0	87,508	162,514	250,022	200,018	137,511	0
SUBSIDIARIAS (4)	N/A	12/03/2008	28/06/2011	5.5989	1,765	46,000	0	0	0	0	0	0	0	0	0	0
OTHER
TOTAL BANKS					1,765	46,000	0	0	0	0	90,806	1,150,907	19,746,219	7,111,814	4,479,255	2,031,708

STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED DEBT
CERT. BURSAT TELMEX 02-4(3)	N/A	31/05/2002	31/05/2012	10.2000	0	0	300,000	0	0	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 06 (5)	N/A	21/09/2006	15/09/2011	4.9350	0	500,000	0	0	0	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 07 (3)	N/A	23/04/2007	16/03/2037	8.3600	0	0	0	0	0	5,000,000	0	0	0	0	0	0
CERT. BURSAT TELMEX 07-2 (4)	N/A	23/04/2007	16/04/2012	4.7733	0	0	4,500,000	0	0	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 08 (3)	N/A	21/04/2008	05/04/2018	8.2700	0	0	0	0	0	1,600,000	0	0	0	0	0	0
CERT. BURSAT TELMEX 09 (4)	N/A	10/07/2009	07/07/2011	5.6133	0	4,000,000	0	0	0	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 09-2 (4)	N/A	10/07/2009	04/07/2013	5.8233	0	0	0	4,000,000	0	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 09-3 (4)	N/A	03/11/2009	30/10/2014	5.8233	0	0	0	0	0	4,000,000	0	0	0	0	0	0
CERT. BURSAT TELMEX 09-4 (4)	N/A	03/11/2009	27/10/2016	6.1233	0	0	0	0	0	2,000,000	0	0	0	0	0	0
5 1/2 SENIOR NOTES (3)	Y	27/01/2005	27/01/2015	5.5000	0	0	0	0	0	0	0	0	0	0	0	9,980,878
5 1/2 SENIOR NOTES (3)	Y	12/11/2009	15/11/2019	5.5000	0	0	0	0	0	0	0	0	0	0	0	6,250,550
8 3/4 SENIOR NOTES PESOS (3)	N/A	31/01/2006	31/01/2016	8.7500	0	0	0	0	0	4,500,000	0	0	0	0	0	0
SECURED DEBT
PRIVATE PLACEMENTS
UNSECURED DEBT
SECURED DEBT
TOTAL STOCK EXCHANGE					0	4,500,000	4,800,000	4,000,000	0	17,100,000	0	0	0	0	0	16,231,428

SUPPLIERS
TOTAL SUPPLIERS

OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)
OTHER LOANS WITH COST	N/A				0	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)					0	0	0	0	0	0	0	0	0	0	0	0

OTHER CURRENT LIABILITIES WITHOUT COST (S26)
OTHER LIABILITIES WITHOUT COST (S26)		0	0	0.0000	22,182,813	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER CURRENT LIABILITIES WITHOUT COST					22,182,813	0	0	0	0	0	0	0	0	0	0	0

TOTAL					22,184,578	4,546,000	4,800,000	4,000,000	0	17,100,000	90,806	1,150,907	19,746,219	7,111,814	4,479,255	18,263,136

A.- Interest rates:

The credits breakdown is presented with an integrated rate as follows:

  6 months USD Libor rate plus margin

  3 months USD Libor rate plus margin

  Fixed Rate

  28 days TIIE rate plus margin

  91 days TIIE rate plus margin

  3 months JPY LIBOR plus margin

B.- The following rates were considered:

- Libor at 6 months in US dollars is equivalent to 0.4625 at September 30, 2010

- Libor at 3 months in US dollars is equivalent to 0.2900 at September 30, 2010

- TIIE at 28 days is equivalent to 4.8733 at September 30, 2010

- TIIE at 91 days is equivalent to 4.9550 at September 30, 2010

- Libor at 3 months in JPY is equivalent to 0.2163 at September 30, 2010

C.- The suppliers' Credits are reclassified to Bank Loans because in this document, Emisnet, Long-Term opening to Suppliers' does not exist.

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at September 30, 2010 were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (USD)	3,813,054	12.50
EURO (EUR)	11,435	17.06
JAPANESE YEN (JPY)	19,891,200	0.15

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 6

FOREIGN EXCHANGE MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND PESOS
MONETARY ASSETS	140,331	1,754,289	0	0	1,754,289

LIABILITIES	3,942,975	49,291,521	253,960	3,174,771	52,466,292
SHORT-TERM LIABILITIES	227,230	2,840,621	2,020	25,247	2,865,868
LONG-TERM LIABILITIES	3,715,745	46,450,900	251,940	3,149,524	49,600,424

NET BALANCE	(3,802,644)	(47,537,232)	(253,960)	(3,174,771)	(50,712,003)

FOREIGN CURRENCY USED:

Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

At the end of the quarter the exchange rates were as follows:

CURRENCY	E.R.
DOLLAR (USD)	12.50
EURO	17.06
JAPANESE YEN	0.15

FOREIGN CURRENCY	ORIGINAL CURRENCY
CURRENT LIABILITIES EURO	1,480
LONG TERM LIABILITIES EURO JAPANESE YEN	9,955 19,891,200

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 7

CALCULATION AND RESULT FROM MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSETS) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY EFFECT (ASSET) LIABILITIES

JANUARY	0	0	0	0.00	0
FEBRUARY	0	0	0	0.00	0
MARCH	0	0	0	0.00	0
APRIL	0	0	0	0.00	0
MAY	0	0	0	0.00	0
JUNE	0	0	0	0.00	0
JULY	0	0	0	0.00	0
AUGUST	0	0	0	0.00	0
SEPTEMBER	0	0	0	0.00	0
RESTATEMENT	0	0	0	0.00	0
CAPITALIZATION	0	0	0	0.00	0
FOREIGN CORP.	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					0

FIGURES FOR INFORMATION PURPOSES:
CAPITALIZED MONETARY GAIN

Not applicable

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 8

DEBT INSTRUMENTS

Consolidated

Final printing

---

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

Part of the long-term debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the sale of assets, among others.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of change of control of the Company, as defined in the related instruments. The definition of change of control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Carso Global Telecom, S.A.B. de C.V. (TELMEX's controlling company) or its current stockholders continue to hold the majority of the Company's voting shares.

CURRENT SITUATION OF FINANCIAL LIMITED
At September 30, 2010, the Company has complied with such restrictive covenants.

----

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 9

PLANTS, - COMMERCIAL, DISTRUBUTION AND/OR SERVICE CENTERS -

Consolidated

Final printing

---

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
NOT AVAILABLE

NOTES:

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 10

RAW MATERIALS

Consolidated

Final printing

---

RAW MATERIALS	MAIN SUPPLIERS	ORIGIN	DOM. SUBST.	TOTAL PRODUCTION COST (%)
NOT AVAILABLE

NOTES :

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 11a

SALES DISTRIBUTION BY PRODUCT

SALES

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

MAIN PRODUCTS	NET SALES		MARKET PART. (%)	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
LOCAL SERVICE	0	30,994,669	0.0
LONG DISTANCE SERVICE	0	11,311,219	0.0
INTERCONNECTION	0	11,400,320	0.0
DATA	0	24,583,631	0.0
OTHERS	0	4,881,509	0.0
FOREIGN SALES
NET SETTLEMENT	0	1,805,742	0
LONG DISTANCE SERVICE	0	446,933	0
DATA	0	131,816	0
OTHERS	0	49,289	0
TOTAL		85,605,128

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 11b

SALES DISTRIBUTION BY PRODUCT

FOREIGN SALES

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT
NET SETTLEMENT	0	1,805,742
DATA	0	131,816
OTHERS	0	6,440
FOREIGN SUBSIDIARIES
LONG DISTANCE SERVICE	0	446,933
DATA	0	0
OTHERS	0	42,849
TOTAL		2,433,780
NOTES:

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

Consolidated

Final printing

---

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousand pesos)
	VALUE		FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUSCRIPTION	FIXED	VARIABLE
A	0.00432	0	386,260,027	0	0	386,260,027	1,668	0
AA	0.00432	0	8,045,596,082	0	8,045,596,082	0	34,737	0
L	0.00432	0	9,759,029,251	0	0	9,759,029,251	42,135	0
TOTAL			18,190,885,360	0	8,045,596,082	10,145,289,278	78,540	0

TOTAL NUMBER OF SHARES REPRESENTING CAPITAL STOCK ON THE REPORTING DATE OF THE INFORMATION:							18,190,885,360

NOTES:
The nominal value per share is $0.0043175625 MXN

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 13

PROJECT INFORMATION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

ITEM	Thousand of Mexican Pesos
	3rd. Quarter 10 Jul-Sep	% of Advance	Amount used 2010	Budget 2010	% of Advance

DATA	1,251,144	32.1	2,521,453	3,901,693	64.6
INTERNAL PLANT	25,971	10.8	445,303	240,681	185.0
NETWORKS	126,252	16.5	627,770	766,756	81.9
TRANSMISSION NETWORK	425,094	22.0	999,228	1,932,968	51.7
SYSTEMS	26,283	12.3	39,563	213,979	18.5
OTHERS	542,293	17.9	1,877,292	3,028,845	62.0
TELMEX USA	5,134	4.5	38,358	115,078	33.3

TOTAL INVESTMENT TELMEX MEXICO	2,402,171	23.6	6,548,967	10,200,000	64.2

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 14

TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

Consolidated

Final printing

---

Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transactions. Foreign currency denominated monetary assets and liabilities are valued at the prevailing exchange rate at the balance sheet date. Exchange differences from the transaction date to the time foreign currency denominated monetary assets and liabilities are settled, as well as those arising from the translation of foreign currency denominated balances at the balance sheet date are charged or credited to results of operations.

Translation of financial statements of foreign subsidiary and affiliate

The financial statements of the foreign subsidiary and affiliate are either consolidated or accounted for based on the equity method, as the case may be, once the financial statements have been adjusted to conform to Mexican Financial Reporting Standards in the corresponding local currency, and are then translated to the reporting currency. All the assets and liabilities of our foreign subsidiary and affiliate are translated to Mexican pesos at the prevailing exchange rate at the end of the period. Stockholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. Revenues, costs and expenses are translated at the historical exchange rate. Translation differences are recorded in stockholders’ equity in the line item “Effect of translation of foreign entities” under “Accumulated other comprehensive income items.”

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

COMPLIANCE WITH THE REQUIREMENT ISSUED BY THE COMISION BANCARIA Y DE VALORES (BANKING AND SECURITIES COMMISSION OF MEXICO)

Consolidated

Final printing

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Derivative Instruments

As of September 30, 2010, Teléfonos de México, S.A.B. de C.V. (the “Company”) had cross currency swap agreements in the equivalent of U.S.$3,825 million, which have hedged the exchange rate and interest rate risks related to the bonds with maturity in 2015 and 2019 for a total amount of U.S.$ 1,300 million and loans with maturities from 2011 to 2018 for a total amount of U.S.$ 2,525 million. These hedges allowed us to fix the exchange rate of our debt on a weighted average exchange rate of $10.7195 Mexican pesos per US dollar, and an average interest rate of 28-day TIIE less a specified margin as well as to set a fixed rate of 8.57% for the bond maturing in 2015.

At the end of the third quarter, the Company had forward contracts for U.S.$50 million at a exchange rate of $12.8811 Mexican pesos per US dollar.

At September 30, 2010, the Company had interest rate swaps in Mexican pesos for Ps.$16,649 million to hedge the floating rate risk in local currency fixing it at an average of 8.48%.

These transactions have been carried out based on the Company’s policies, strategies and guidelines that are explained below.

I. Qualitative and quantitative Information

i. Policies for using derivative instruments

Objective to enter into derivative transactions and selected instruments

With the purpose of reducing the risks related to the variations of exchange rate and interest rate, the Company uses derivative instruments associating the hedges with the debt. The derivative instruments that have been selected are, mainly:

  instruments for purchasing US dollars at a specified future time (forwards);

  instruments that involve the exchange of principal and interest from one currency to another (cross currency swaps); and

  instruments to fix the floating interest rates of the debt (interest rate swaps).

Hedge strategies

When the market conditions are favorable, the Company’s Management determines the amounts and goal parameters under which the hedge agreements are contracted. This strategy seeks to reduce the risk exposure of abnormal market fluctuations in the main variables that affect our debt, including exchange rate and interest rate, to maintain a solid and healthy financial structure.

These strategies of hedging financial risks are included in the Corporate Governance Guidelines adopted by the Company, and its application is authorized by the Audit Committee.

Trading markets and eligible counterparties

The financial institutions and counterparties with which the Company enters into such derivative instruments are considered to have a proven reputation and solvency in the market, which allows us to balance our risk positions with such counterparties. Also, the Company only uses derivative instruments that are of common use in the markets, and therefore, can be quoted by two or more financial institutions to assure the best conditions in the negotiation.

Policies for the appointment of calculation and valuation agents

Given that the Company uses derivative instruments of common use in the market, it appoints a third party that is responsible to provide the market price of such instruments. These prices are compared by the Company with the prices provided by the financial intermediaries; and, in certain transactions, the counterpart is able to act as valuation agent under the applicable documentation if it is a financial institution with a proven reputation.

Main terms and conditions of the agreements

It is a policy of the Company that the amount, date and interest rate conditions of the debt to be hedged, if possible, have to coincide with the terms of the hedges, that is usual for this type of transactions in the different markets where it operates. All the transactions with derivative instruments are made under the ISDA Master Agreement (International Swap Dealers Association) standardized and duly executed by the legal representatives of the Company and the financial institutions, and in the case of counterparts in México, pursuant to the uses and practices of the market in our country.

Margin policies, collaterals and lines of credit

In some cases, the Company has entered into an annex agreement to the ISDA Master Agreement with the financial institutions, the Credit Support Annex, which sets forth an obligation to grant collaterals for margin calls in case the mark-to market value exceeds certain credit limits (threshold amount). The Company has the policy to keep a close watch of the volume of the transactions entered with each financial institution in order to avoid, if possible, any margin call.

Processes of levels of authorization required by type of negotiation

The strategy for hedging financial risks is discussed and approved by the Audit Committee. Subsequently, the Board of Directors is informed for its knowledge and ratification. The Treasury is in charge of its implementation and is supervised by the Company’s Chief Financial Officer.

Existence of an independent third party that reviews such processes

Both, the fulfillment of the Corporate Governance Guidelines and the measurement of effectiveness of the derivative instruments, to comply with the financial reporting standards, are discussed with the external auditors that validate the reasonable accounting application of the effect of such instruments in the income statement and the balance sheet.

ii. Generic description of the valuation techniques

As previously stated, derivative instruments are carried out by the Company only for hedging purposes. The measurement of the effectiveness of the hedges is made in a prospective and retrospective manner. For the prospective valuation, we use statistic techniques that allow us to measure in what proportion the change in the value of the hedged debt (primary position) is compensated by the change in the value of the derivative instrument. The retrospective valuation is made by comparing the historic results of the debt flows with the flows of the respective hedges.

iii. Internal and external liquidity sources to meet the requirements related to derivative instruments

It is estimated that the Company’s cash generation has been enough to service debt and the established derivative instruments to hedge the risks associated with such debt.

iv. Changes in the exposure to the main identified risks and its management

The identified risks are those related to the variations of the exchange rate and interest rate. Given the direct relationship between the hedged debt and the derivative instruments and that they do not have any variables that could affect or terminate the hedge in advance, the Company does not foresee any risk that such hedges could differ from the original purpose for which the hedges were contracted.

At September 30, 2010, it was recognized in the statement of income an accrued net charge of Ps.$1,723 million for exchange rate hedges. In addition, it was recognized in the statement of income an accrued net charge of Ps.$2,024 million for interest rate hedges.

During the third quarter, there have not been any margin call.

To date, there has not been any breach in the terms and conditions of the respective agreements.

v. Quantitative information

See TABLE 1 attached.

II. SENSITIVITY ANALYSIS

In the case of the Company, the sensitivity analysis does not apply for the derivative instruments, since they are only carried out for hedging purposes.

Derivative Instruments Summary
Figures in thousands of Mexican pesos and US dollars

Type of Derivative	Purpose of Hedging, Negotiation or Others	Notional Amount		Value of the Underlying Asset Variable of Reference		Reasonable Value		Maturity Amounts per year	Collateral/Lines of Credit (*)
		Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	Current Quarter	Previous Quarter

Exchange Rate Hedges (principal and interests)
		USD	USD	TIIE	TIIE	MXN	MXN
Cross Currency Swap	Hedging	3,586,518	3,556,266	4.8733	4.9550	8,211,129	9,707,377	(1)
				EXCHANGE RATE	EXCHANGE RATE
				12.5011	12.6567

Subtotal		3,586,518	3,556,266			8,211,129	9,707,377

		USD	USD	EXCHANGE RATE	EXCHANGE RATE	MXN	MXN
Forwards	Hedging	50,000	10,000	12.5011	12.6567	(12,742)	(4,063)	(2)

Total		3,636,518	3,566,266			8,198,387	9,703,314

		YEN	YEN	TIIE	TIIE	MXN	MXN
Cross Currency Swap	Hedging	19,891,200	19,891,200	4.8733	4.9550	1,029,815	920,972	(3)
				EXCHANGE RATE	EXCHANGE RATE
				0.1498	0.1430

Exchange Rate Hedges (interests only)
		USD	USD	TIIE	TIIE	MXN	MXN
Cross Currency Coupon Swap	Hedging	50,000	50,000	4.8733	4.9550	170	718	(4)
				EXCHANGE RATE	EXCHANGE RATE
				12.5011	12.6567

Interest Rate Hedges (floating rate to fixed rate)
		MXN	MXN	TIIE	TIIE	MXN	MXN
Interest Rate Swap	Hedging	16,649,250	16,649,250	4.8733	4.9550	(2,110,919)	(1,752,700)	(5)

					TOTAL	7,117,454	8,872,304

(*) Of our hedge agreements, 60% of the total hedge amount include margin calls, when the market value exceeds the amounts of the lines of credit that we have for the amount of USD $ 425 million.

(1) These swaps, hedge the debt position in US dollars, with the obligation of paying floating rate in Mexican pesos at an average of TIIE less a specified margin and with an average life of 3 years.

(2) This forward position mainly hedges debt service flows in US dollars with maturity in 2010 and 2011.

(3) This swap, hedge debt position in Yens with the obligation of paying in Mexican pesos $ 2,000 million (equivalent to USD $ 238 million) at a floating rate and mature on February 2014.

(4) These swaps hedge the interest payment of debt in US dollars, with the obligation of paying floating rate in Mexican pesos at an average of TIIE less a margin and mature on November 2010.

(5) These agreements hedge debt position in Mexican pesos at a floating rate, fixing it at an average of 8.48% and with an average life of 6 years.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

GENERAL INFORMATION

Consolidated

Final printing

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ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELEFONOS DE MEXICO, S.A.B. DE C.V. PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 12 12 www.telmex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TME 840315KT6 PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F.

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD LIC. CARLOS SLIM DOMIT AV. SAN FERNANDO No.649, COL. PEÑA POBRE 14060 MEXICO, D.F. 53 25 98 01 55 73 31 77 slimc@sanborns.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER LIC. HECTOR SLIM SEADE PARQUE VIA 190 - 10TH. FLOOR OFFICE 1004, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 15 86 55 45 55 50 hslim@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF FINANCIAL OFFICER CHIEF FINANCIAL OFFICER ING. ADOLFO CEREZO PEREZ PARQUE VIA 190 - 10TH. FLOOR OFFICE 1016, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 57 80 52 55 15 76 acerezo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF CORPORATE INFORMATION DELEGATE

COMPTROLLER

LIC. ROLANDO REYNIER VALDES

PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 92 92

57 05 62 31

rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF BUYBACK INFORMATION DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	IN-HOUSE LEGAL COUNSEL LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF FINANCIAL INFORMATION DELEGATE

COMPTROLLER

LIC. ROLANDO REYNIER VALDES

PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 92 92

57 05 62 31

rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF MATERIAL FACTS DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

INVESTOR INFORMATION RESPONSIBLE

INVESTORS RELATIONS MANAGER

LIC. ANNA DOMINGUEZ GONZALEZ

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

ri@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	SECRETARY OF THE BOARD OF DIRECTORS LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	PAYMENT RESPONSIBLE COMPTROLLER LIC. ROLANDO REYNIER VALDES PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 92 92 57 05 62 31 rreynier@telmex.com

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

BOARD OF DIRECTORS

Consolidated

Final printing

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POSITION	NAME

CHAIRMAN OF THE BOARD	LIC.	CARLOS	SLIM	DOMIT

VICE CHAIRMAN (INDEPENDENT)	C.P.	JUAN ANTONIO	PEREZ	SIMON

BOARD PROPIETORS (INDEPENDENT)	ING.	ANTONIO	COSIO	ARIÑO
BOARD PROPIETORS (INDEPENDENT)	DRA.	AMPARO	ESPINOSA	RUGARCIA
BOARD PROPIETORS (INDEPENDENT)	ING.	ELMER	FRANCO	MACIAS
BOARD PROPIETORS (INDEPENDENT)	LIC.	JOSE	KURI	HARFUSH
BOARD PROPIETORS (INDEPENDENT)	LIC.	ANGEL	LOSADA	MORENO
BOARD PROPIETORS	LIC.	MARCO ANTONIO	SLIM	DOMIT
BOARD PROPIETORS	LIC.	PATRICK	SLIM	DOMIT
BOARD PROPIETORS	LIC.	HECTOR	SLIM	SEADE
BOARD PROPIETORS (INDEPENDENT)	SR.	MICHAEL	J.	VIOLA
BOARD PROPIETORS (INDEPENDENT)	SR.	LARRY	I.	BOYLE
BOARD PROPIETORS (INDEPENDENT)	C.P.	RAFAEL	KALACH	MIZRAHI
BOARD PROPIETORS (INDEPENDENT)	LIC	RICARDO	MARTIN	BRINGAS

BOARD ALTERNATES	C.P.	JOSÉ HUMBERTO	GUTIERREZ-OLVERA	ZUBIZARRETA
BOARD ALTERNATES (INDEPENDENT)	ING.	ANTONIO	COSIO	PANDO
BOARD ALTERNATES (INDEPENDENT)	ING.	MARCOS	FRANCO	HERNAIZ
BOARD ALTERNATES (INDEPENDENT)	SR.	EDUARDO	TRICIO	HARO
BOARD ALTERNATES (INDEPENDENT)	LIC.	JAIME	ALVERDE	GOYA
BOARD ALTERNATES	LIC.	EDUARDO	VALDES	ACRA
BOARD ALTERNATES	C.P.	OSCAR	VON HAUSKE	SOLIS
BOARD ALTERNATES	SR.	JORGE A.	CHAPA	SALAZAR
BOARD ALTERNATES (INDEPENDENT)	LIC.	JORGE C.	ESTEVE	RECOLONS

SECRETARY OF THE BOARD OF DIRECTORS	LIC.	SERGIO	MEDINA	NORIEGA

ASSISTANT SECRETARY	LIC.	RAFAEL	ROBLES	MIAJA

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2010.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: TELÉFONOS DE MÉXICO, S.A.B. DE C.V. - THIRD QUARTER 2010.